

02030989

Realizing possibilities through practical solutions



OCEANEERING®

Engineered Products & Services

Oceaneering is an advanced applied technology company that provides engineered products and services to Customers who operate in marine, space, and other harsh environments.

The Company's services and products are marketed worldwide to oil and gas companies, government agencies, and firms in the telecommunications, aerospace, and marine engineering and construction industries. Business offerings include remotely operated vehicles, mobile offshore production systems, built-to-order specialty hardware, engineering and project management, subsea intervention and installation services, non-destructive testing and inspections, and manned diving.

Mission Statement

Oceaneering's mission is to increase the net wealth of its Shareholders by providing cost-effective and quality-based technical solutions satisfying Customer needs in harsh environments worldwide.

About the cover

"Realizing Possibilities through Practical Solutions"

The Company provides Customers with project specific solutions that meet or exceed expectations through the practical application of its mechanical engineering expertise. Oceaneering excels by encouraging organizational responsiveness, creativity, and flexibility and originating novel, commercial contracting.

Background

Founded in 1964, the Company has grown from an air and mixed gas diving business in the Gulf of Mexico to a diversified, advanced applied technology organization operating worldwide. We have achieved this growth by executing a plan of internal development augmented by strategic acquisitions.

In the last year ended December 31, 2001, we earned net income of $33.1 million on revenues of $523.8 million while employing approximately 3,500 people working out of 45 locations in 19 countries. We serve our offshore oil and gas Customers through the trade names of Oceaneering International, Oceaneering Intervention Engineering (OIE), Oceaneering Multiflex, and Solus Schall. Our Advanced Technologies Group, which includes Oceaneering Technologies and Oceaneering Space & Thermal Systems, services our Customers outside of the oil patch.

Table of Contents

Forward-Looking Statements

All statements in this report, which express a belief, expectation, or intention, as well as those that are not historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current information and Company expectations that involve a number of risks, uncertainties, and assumptions. These can be identified by the use of the words *expect, anticipate, project, estimate, predict,* or similar expressions. Among the factors that could cause the actual results to differ materially from those indicated in the forward-looking statements are: industry conditions, prices of crude oil and natural gas, the Company's ability to obtain and the timing of new projects, and changes in competitive factors. Should one or more of these risks or uncertainties materialize, or should the assumptions underlying the forward-looking statements prove incorrect, actual outcomes could vary materially from those indicated.

Clearly, the offshore industry is undergoing enormous technological changes. Gone forever are the romantic notions of brute force over nature. Oceaneering employs people who are sophisticated, well trained and best of all – curious and challenging of the "status quo." All of my past experience has put me in a unique position to expect a much better future. "Realizing possibilities through practical solutions" embodies exactly how I feel. If any task is possible - we can make it practical...

EXCERPT FROM LETTER TO SHAREHOLDERS

Financial Highlights

($ in thousands, except per share amounts)

	2001	2000	% Increase
Revenues	$ 523,820	$ 418,773	25%
Gross Margin	$ 103,141	$ 70,548	46%
Operating Income	$ 59,408	$ 29,459	102%
Net Income	$ 33,109	$ 14,952	121%
Diluted Earnings Per Share	$ 1.38	$ 0.64	116%

Net Income

($ in thousands)

Year	Net Income
2001	$33,109
2000	$14,952
1999	$18,031
1998	$25,149
1997	$21,551

During the past five-year capital expansion period, we recorded four of our five largest annual net incomes in the Company's history.

Letter to shareholders

THE YEAR 2001 marked the completion of the largest capital expansion program ever undertaken by Oceaneering - and the beginning of a new era. We also had record earnings. As a matter of fact, during the past five-year expansion period, we recorded four of our five largest annual net incomes in the Company's history.

Please take the time to read our material, and you can develop a thorough understanding of our operating results and financial health. I am proud to say we have a simple, uncomplicated and straightforward reporting system. We have no "off balance sheet" financing and have attempted each year to improve the clarity of our operating results. Our long-term MOPS contracts give us excellent earnings visibility; and, even if the oilfield markets retreat under low commodity prices, the cash flow from our non-oilfield activities should more than cover our annual interest costs.

As in past years, I prefer to address our Future opportunities and Fundamental drivers of success, rather than simply recounting the exploits of the past year.

Clearly, the offshore industry is undergoing enormous technological changes. Gone forever are the romantic notions of brute force over nature. Oceaneering employs people who are sophisticated, well trained and best of all – curious and challenging of the "status quo." All of my past experience has put me in a unique position to expect a much better future. "Realizing possibilities through practical solutions" embodies exactly how I feel. If any task is possible - we can make it practical...

In 1975, our first year as a public company, virtually all of the company's revenues came from manned intervention (diving). Twenty-six years later, diving revenues are less than 9% of total 2001 revenues. We actually do more diving work in markets outside the oilfield than we do for the oilfield. And - I'm just as proud of our diving division today, as I was in 1986 when I joined the company. Many of these men and women have guided our thinking about what it takes to succeed in our business. When we set out on our technical niches market strategy, we knew the major key to success would be the ability to develop people who are versatile and capable of a variety of tasks. Many former divers are now doing jobs they never imagined when they "broke out" underwater. Similarly, we're doing the same with our space engineers. During times in 2001, almost 10% of these engineers were re-deployed to our rapidly growing oilfield intervention engineering division to assist in solving complex technical problems. I have found there is always synergy amongst Top Quality People . . .

As the offshore markets for underwater intervention moved to water depths beyond the physiological capability of manned intervention, we moved with it. Today, we are the world's largest operator of remotely operated vehicles (ROVs).

Regis McKenna, marketing consultant and writer, stated "If companies think only about sharing the markets, they will never get involved in emerging businesses."

While ROVs are our biggest business today, we are busy attempting to meet evolving longer-term deepwater market requirements for Autonomous Underwater Vehicles (AUVs). Our first AUV tests, in partnership with Boeing and Fugro, have convinced us this new technology offers a promising future growth opportunity.

I suspect this year's annual report season will be filled with thoughts about corporate ethics, corporate governance, corporate culture and references to other people's problems. I cannot address these important issues with a single "catchy quote" or even a "thought provoking" philosophical phrase. We all recognize we're in business to make money for our Shareholders and every CEO has come face to face with a "bad quarter," or at least an "unpleasant surprise." Ultimately, most CEOs step up and react in a positive manner. This separates Leaders from Managers. All stakeholders, and especially employees, are dependent on senior management to set the "right tone". Trust is the bond that holds it all together. Management at every level must strive to create an atmosphere that permits, as well as motivates, everyone to make their maximum contribution to the company. There is nothing better than to understand how you helped the Team Succeed...

At Oceaneering, we do this by defining "Safe Operations" as our Number One Ethic. Why? Because we want everyone to return home better off than when they reported to work. It is amazing how many times when I ask the "why" part - I get the "business answers" - it saves on insurance, we won't get sued, or something about making more money. Eventually, this healthy skepticism turns into simple reality, and the message becomes clear - Oceaneering really does care about its employees, and we certainly value their well being. The single message for our Customers is equally straightforward. "The solution we deliver generates many times more value than it costs..." For our employees, this means using innovative ideas in conjunction with high Operating Standards to deliver our products and services to meet mutual expectations. Our Continuous Improvement courses address this point head on. Work safely together as a team, communicate openly with our Customers, and profits can be made from this process. Oceaneering solves complex technical problems and operates under a simple "time tested philosophy." Straight forward stuff, actually . . .

We're proud of what we've accomplished this past year - and we're even more excited about what is yet to come. 2002 should be another record year. If our markets falter and we don't record the largest net income in our history, you can still bet we will have improved our abilities to understand Customers' needs and increased our capacities to execute our operations according to even higher standards. Each year we will become better prepared for the inevitable oilfield services industry upcycle.

I appreciate the dedication of our long-term investors, the creativity and strength of character of our employees, and the willingness of our Customers to give us the opportunity to help solve their problems. Thanks.

John R. Huff
Chairman and Chief Executive Officer

The Company reported record-high earnings for the year. This was achieved on the strength of best-ever profit performances by our Remotely Operated Vehicle (ROV) and Subsea Products operations. All four of our offshore oil and gas-related business segments had improved operating income.

During the year, we positioned the organization for future growth and increased profitability. Highlights included our placement of the mobile offshore production systems (MOPS) *Ocean Legend* and *Ocean Producer* into long-term contract service offshore Australia and Angola, respectively. We also increased our subsea products backlog by 20%, to over $60 million.

Oceaneering

	Remotely Operated Vehicles	Subsea Products
2001 Review	Operating income doubled. We achieved record annual financial performance by increasing our average available fleet size by 20% and improving fleet utilization to 76%, a 10% increase. We also realized all-time high revenues and gross margin per day on hire.	This segment's operations reached record profitability due to increased umbilical sales. We also built a sizeable backlog of work, over $60 million, to be delivered next year.
2002 Outlook	Revenue and gross margin contributions are anticipated to decline somewhat, particularly in the Gulf of Mexico (GOM) during the first half of the year. This is due to an expected reduction in drill support service demand onboard floating drilling rigs.	We are expecting the profit from these business activities to show significant additional growth, setting another earnings contribution record. This is based on our contracted backlog and anticipation of new orders for product deliveries to international markets.
Operating Statistics	Operating Income *($ in millions)* 2001 $32.8 2000 $16.5	Contracted Backlog *($ in millions)* 2001 $61.1 2000 $50.2

at a glance

Mobile Offshore Production Systems	Other Services	Advanced Technologies
Financial results benefited from inception of the *Ocean Legend* operations in mid-May.	Gross margin improved by nearly 60% as a result of our exit from unprofitable international diving service markets in the prior year. However, very competitive market conditions for our subsea installation, diving, and topside inspection services continued to persist in the GOM.	Operating income declined as a result of lower profit contribution from space-related service and product sales, U.S. Navy engineering projects, and theme park animation business activities.
Record earnings attributable to MOPS operations should be achieved from a full year of profit contribution from the *Ocean Legend* and *Ocean Producer*, both of which are under firm multi-year contracts.	Market conditions are expected to deteriorate further due to the lack of GOM offshore activity caused by announced reductions in capital spending plans by the oil and gas companies operating in this region. We are hopeful demand for these services will recover by the second half of the year.	The financial contribution derived from these operations is expected to be the same, perhaps better. This outlook is contingent upon the level of government funding for NASA and U.S. Navy programs, in which we participate or are pursuing, and anticipated contract awards to design and build animated figures for theme parks.

Contracted Backlog
($ in millions)

2001	$165.5
2000	$99.8

Ocean Intervention
Vessel Days Available

2001	730
2000	428

U.S. Navy Revenues
($ in millions)

2001	$39
2000	$32

Including subcontract work



Our business is underwater Customers depend on it

We own and operate the largest, most technically advanced work class remotely operated vehicle (ROV) fleet in the world and have an estimated market share over 30%. Our specialty is providing drill support services, particularly on wells drilled in 3,000 feet of water or more where we dominated the market with a participation rate over 75%.

Our ROV underwater intervention operation, the flagship of Oceaneering's franchise, financially contributed over one-half of the Company's operating income.

REMOTELY OPERATED VEHICLES contributed 55% of the Company's operating income and attained record profitability.

During the year we:

Added 12 new work class vehicles, retired five, for a net gain of seven systems. We also upgraded two older systems to Hydra® Magnum class. As a result, the future earning power of our ROV fleet was increased. At year-end we had 125 vehicles being marketed for oil and gas industry service.

Commissioned four new Hydra® Minimum deepwater observation vehicles in combination with Hydra® Millennium or Magnum work class systems. The vehicles are deployed by means of a single, integral deployment frame but are piloted in the water independently. Consequently, these vehicle packages offer Customers the unique capability to view underwater tasks in three dimensions or observe two distinct operations simultaneously. The vehicle combination packages were installed onboard floating drilling rigs located in the GOM, Brazil, and West Africa. A patent protecting this dual ROV packaged service offering has been obtained in the U.S., and an equivalent patent protection is in the process of being secured in appropriate foreign countries.

Designed, built, and initiated testing of a tetherless autonomous underwater vehicle (AUV) in partnership with the Boeing Corporation and Fugro Geoservices. This AUV is designed to perform seafloor surveys and we plan to market it for commercial operations in 2002.


A.
A. Heavy Weather Overboard Launch/Retrieval Frame
B. Cursor
C. Minimum Cage
D. Minimum ROV
E. Magnum/Millennium Cage
F. Magnum/Millennium ROV
B.
C.
D.
E.
F.

Offshore ROV system installation


Providing
hardware

to bring and keep subsea completions on-line

Through our Oceaneering Multiflex and Oceaneering Intervention Engineering divisions we design and manufacture hydraulic and electro-hydraulic umbilicals, utilizing thermoplastic hoses and steel tubes; production control equipment; subsea connection hardware; ROV tooling and work packages; and pipeline repair systems.

These built-to-order specialty subsea oilfield products are used to hook-up, supply power to, and control production trees. We also offer ROV-operable hardware to maintain and repair equipment installed on the seafloor.

SUBSEA PRODUCTS contributed 12% of the Company's operating income and achieved record profitability. At year-end, contracted backlog was over $60 million, 20% higher than at the beginning of the year.

During the year we:

Commenced work on a $30 million contract award, the largest in the Company's history, to supply subsea umbilicals for the Barracuda and Caratinga field developments offshore Brazil in 3,300 feet of water. We are in the process of providing over 100 miles of production control and water injection umbilicals featuring high collapse resistant hoses. Final product deliveries are anticipated to occur by the end of 2002.

Obtained Customer notification to proceed with the manufacture of additional subsea hardware and control umbilicals, featuring super-duplex steel tubes, for installation in the Girassol field offshore West Africa.

Continued our strategy to integrate our umbilical manufacturing plant operations and increase factory throughput. This included commissioning an electric cable production line in Scotland and adding three braiding machines in Brazil.

Successfully introduced, for a major oil company, an innovative subsea pumping and monitoring work package that dramatically reduces the execution time of subsea flowline commissioning projects. Sales of this work package are being bundled with the use of our Ocean Intervention vessels, whenever possible.

Secured a contract for the sale and field-service support of an installation and workover control system that was used on a subsea tree installation at the world record water depth of 7,240 feet.


A.
B.
C.
D.
F.

A. Pig Launcher
B. Pipeline End Termination (PLET)
C. Flowline Jumper Assembly
D. Production Tree Hardware not visible (e.g. Hot Stab Manifolds and Electro-Hydraulic Mini-Pods)
E. Umbilical Termination Assembly (UTA)
F. Umbilical

Innovative solutions for unique production situations

Oceaneering is engaged in mobile offshore production system (MOPS) asset ownership, operation, and related project management and engineering work. The Company owns three operating systems, the *Ocean Legend, Ocean Producer,* and *San Jacinto.* All of these are under contracts and working at international locations. The *Ocean Producer* recently commenced working offshore Angola under a seven-year contract.

Oil and gas companies use our MOPS to produce oil reserves in remote areas that otherwise might be uneconomical to develop. Fixed facility investment is reduced and most production costs can be delayed until the field is onstream generating cash flow.

MOBILE OFFSHORE PRODUCTION SYSTEMS contributed 16% of the Company's operating income. At year-end contracted backlog was over $165 million, up 65% from a year earlier.

During the year we:

Placed the *Ocean Legend* into service offshore Australia on its initial contract assignment during the second quarter. The three-year primary contract term can be converted to five years, at the Customer's option upon completion of the first year. After this time the Customer may acquire this MOPS during the remainder of the primary term; however, we do not expect this to occur. The *Ocean Legend* represents the Company's single largest capital expenditure in history. Under provisions of the current contract we anticipate that this jackup production unit will be a significant contributor to the Company's profitability and cash flow for the next several years.

Returned the *Ocean Producer* to service at the end of October after $14 million of shipyard modifications, life extension work, and repairs. A drydocking was necessary to properly prepare this MOPS for its current seven-year contract assignment offshore Angola. Operation of this unit will also be an important source of future earnings.

Extended the contract term for the production barge *San Jacinto* for an additional year of service, offshore Indonesia, until October 2002.



Ocean Legend Photo: Courtesy of Woodside Energy Ltd.





Ocean Producer and Production Process Equipment.
Photos: Courtesy of Peter Bacon Photography.

Adding value by doing more with less

The Company is actively engaged in performing subsea installation work and performing inspection, repair, and maintenance services on offshore pipelines and production facilities and equipment.

Our focus is on deepwater subsea installation services that feature the use of our two Ocean Intervention multiservice vessels. These vessels uniquely position the Company to participate in and benefit from the rapidly developing deepwater market.

We also provide skilled teams to conduct manned diving and topside inspection and testing services.

OTHER SERVICES increased its gross margin contribution to the Company by more than 50%. During the year we:

Set new world records for distance, over 28.5 miles, and water depth, 2,720 feet, for a coiled tubing installation.

Laid our first umbilical containing fiber-optic cables and simultaneously established a new Company umbilical lay water depth record at 5,320 feet.

Performed our first subsea well plug and abandonments, one of which was in 830 feet of water. These demonstrated a new economical use for our Ocean Intervention vessels.

Acquired Gulf Coast International Inspection, Inc. in August to expand our GOM topside inspection services market presence. The acquisition should add about $10 million in annual revenues.

Utilized our Virtual Dry Dock℠ technology to conduct an extensive diving program on an actively producing MOPS offshore West Africa. This program included bottom shell renewals, rudder stabilization, sea chest blankings, and export hose repairs. It entailed replacing 18 tons of steel hull plate.


OCEANEERING

Ocean Intervention II



Atmospheric Diving System



Commercial Diving Services

Solving challenges from

sea to space

The Company serves industries and government agencies engaged in complex business activities, such as ocean search and recovery projects; subsea cable field support, maintenance, and repair; surface vessel and submarine maintenance; and space exploration missions.

We exploit our technically sophisticated, mechanical engineering expertise, comparable to that used in serving the oil and gas industry, to provide innovative services and hardware that solve these challenging, unique, and varied Customer requirements.

ADVANCED TECHNOLOGIES contributed 12% of the Company's operating income.

During the year we:

Delivered seven science refrigerators for space research and received orders for three additional systems. The units will be used onboard the International Space Station and can be remotely operated from earth in real time.

Provided the Ocean Explorer 6000™ side-scan sonar and Magellan™ 725 ROV systems to locate and photo-document two sunken World War II ships in the Atlantic Ocean. These are the German battleship *Bismarck*, located in over 15,400 feet of water, and the British Navy battle cruiser *H.M.S. Hood*, situated in nearly 9,200 feet of water.

Obtained a new contract from the U.S. Navy's Space and Naval Warfare Systems command to build the next generation Advanced Cable Burial ROV system.

Continued our role as system engineer and integrator for the U.S. Navy Submarine Rescue System.

Were awarded a five-year term contract, with an estimated value of $10 million, by the Naval Undersea Warfare Center of the U.S. Navy for engineering and technical support services. These are being provided to the Navy's current submarine and surface launcher systems and will be supplied for systems now under development.



Magellan ™ 725



Bismarck Gun Turret Photo: Courtesy of Blue Water Recoveries Ltd.





OCEANEERING

International Space Station Airlock Toolbox Photo: Courtesy of NASA

Corporate Headquarters
Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041 3011
P.O. Box 40494
Houston, Texas 77240-0494
Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com

Regional Headquarters
Oceaneering International, Inc.
931 Highway 90 East
Bayou Vista, Louisiana 70380
Telephone: (504) 395-5247
Fax: (504) 395-5443

Oceaneering International
Services Limited
Pitmedden Road, Dyce
Aberdeen AB21 0DP, Scotland
Telephone: (44-1224) 770444
Fax: (44-1224) 771583

Oceaneering Technologies
501 Prince George's Blvd.
Upper Marlboro, Maryland 20774
Telephone: (301) 249-3300
Fax: (301) 249-4022

Oceaneering Space and
Thermal Systems
16665 Space Center Blvd.
Houston, Texas 77058-2268
Telephone: (281) 228-5300
Fax: (281) 228-5545

Marine Production Systems do Brasil
Ltda.
Praca Alcides Pereira, nº 1-Parte
Ilha da Conceicao/Niteroi
Rio de Janeiro Brasil 24.050-350
Telephone: (55 21) 620-2700
Fax: (55 21) 722-1515

Oceaneering International, Pte.Ltd.
4 Leng Kee Road
#03-02 SIS Building
Singapore 159088
Telephone: (65) 6479 1306
Fax: (65) 6479 1307

Operational Bases
Luanda, Angola
Baku, Azerbaijan
Perth, Western Australia
Macaé, Brazil
Rio de Janeiro, Brazil
Kuala Belait, Brunei
Cairo, Egypt
London, England
Malabo, Equatorial Guinea
Balikpapan, Indonesia
Batam, Indonesia
Handil, Indonesia
Jakarta, Indonesia
Kuala Lumpur, Malaysia
Miri, Sarawak, Malaysia
Eket, Nigeria
Ikeja, Lagos, Nigeria
Port Harcourt, Nigeria
Stavanger, Norway
Aberdeen, Scotland
Rosyth, Scotland
Singapore
Zug, Switzerland
Abu Dhabi, U.A.E.
Puerto LaCruz, Venezuela
Trinidad, West Indies
Chesapeake, Virginia, U.S.A.
Corpus Christi, Texas, U.S.A.
Friendswood, Texas, U.S.A.
Houston, Texas, U.S.A.
Huntsville, Alabama, U.S.A.
Magnolia, Texas, U.S.A.
Middletown, Rhode Island, U.S.A.
Morgan City, Louisiana, U.S.A.
New London, Connecticut, U.S.A.
New Orleans, Louisiana, U.S.A.
Orlando, Florida, U.S.A.
Pearl Harbor, Hawaii, U.S.A.
Portsmouth, New Hampshire, U.S.A.
Richland, Washington, U.S.A.
San Diego, California, U.S.A.
Upper Marlboro, Maryland, U.S.A.

financial
section

All statements in this annual report, other than statements of historical facts, including, without limitation, statements regarding our business strategy, plans for future operations and industry conditions, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks, uncertainties and assumptions, including those we refer to under the heading "Cautionary Statement Concerning Forward-Looking Statements" in Part I of our Annual Report on Form 10-K as filed with the SEC for the year ended December 31, 2001. Although we believe that the expectations reflected in such forward-looking statements are reasonable, because of the inherent limitations in the forecasting process, as well as the relatively volatile nature of the industries in which we operate, we can give no assurance that those expectations will prove to have been correct. Accordingly, evaluation of our future prospects must be made with caution when relying on forward-looking information.

Selected Major Accounting Policies

Our revenues are primarily derived from billings under contracts that provide for specific time, material and equipment charges, which are accrued daily and billed periodically, ranging from weekly to monthly. We account for significant lump-sum contracts, particularly in our Subsea Products segment, using the percentage of completion method, based on physical progress.

Periodically, and upon the occurrence of a triggering event, we review the realizability of goodwill and other long-term assets and we make any appropriate impairment adjustments and disclosures.

For a more detailed description of our major accounting policies, please read Note 1 to our Consolidated Financial Statements.

Liquidity and Capital Resources

We consider our liquidity and capital resources adequate to support our operations and internally generated growth initiatives. At December 31, 2001, we had working capital of $91 million. Additionally, we had $57 million available under our revolving credit facility, which is scheduled to expire in October 2003.

We expect operating cash flow to meet our ongoing annual cash requirements, including debt service, for the foreseeable future. Net cash provided by operating activities was $60 million for the year ended December 31, 2001, $41 million for the nine-month period ended December 31, 2000 and $53 million for fiscal 2000.

Our capital expenditures for the year ended December 31, 2001, the nine-month period ended December 31, 2000 and the fiscal year ended March 31, 2000 were $58 million, $102 million and $81 million, respectively. Capital expenditures during the year ended December 31, 2001 consisted of expenditures for additional ROVs, completion of the *Ocean Legend* and upgrades and life extension of the *Ocean Producer* necessary for its new seven-year contract which began in the fourth quarter of 2001. Capital expenditures during the nine-month period ended December 31, 2000 consisted of expenditures for the conversion of a jackup drilling rig to a mobile offshore production unit, the *Ocean Legend,* for initial use offshore Western Australia under a three-year contract, ROV additions and construction costs to complete our second multiservice vessel. Capital expenditures in fiscal 2000 consisted of construction costs for the second multiservice vessel, additions to our ROV fleet and the start of the conversion of the *Ocean Legend.*

We had no major commitments for capital expenditures at December 31, 2001.

In April 1997, we approved a plan to purchase up to a maximum of 3 million shares of our common stock, and we repurchased 2.9 million shares under this plan through December 31, 2001, at a total cost of $40 million. We have reissued approximately 2.65 million of these shares through our incentive plans, as restricted stock, contributions to our 401(k) plan, or for exercised stock options. For a description of our incentive plans, please read Note 4 to our Consolidated Financial Statements. We repurchased 10,000 shares of common stock during the year ended December 31, 2001 at a cost of $141,000.

At December 31, 2001, we had long-term debt of $170 million and a 40% debt-to-total capitalization ratio. We have $100 million of 6.72% Senior Notes to be repaid from 2006 through 2010. We have an $80 million revolving credit facility, under which we had $23 million in outstanding borrowings and $57 million available for future borrowings at December 31, 2001. This facility expires in October 2003. In March 2000, we added a $50 million term loan facility, which is to be repaid through April 2004. At December 31, 2001, we had $47 million in outstanding borrowings under the term loan facility. Both the revolving credit and term loan facilities have short-term interest rates that float with market rates, plus applicable spreads. We have effectively fixed the interest rate on the term loan at approximately 4% through an interest rate swap. We have no off balance sheet debt and have not guaranteed any debt not reflected on our consolidated balance sheet.

Because of our significant foreign operations, we are exposed to currency fluctuations and exchange risks. We generally minimize these risks primarily through matching, to the extent possible, revenues and expenses in the various currencies in which we operate. Cumulative translation adjustments as of December 31, 2001 relate primarily to our permanent investments in and loans to our foreign subsidiaries. Inflation has not had a material effect on us in the past two years and no such effect is expected in the near future.

See Item 1 - "Business – Description of Business – Risks and Insurance" in our Form 10-K.

Results of Operations

The table below sets out revenue and profitability for the years ended December 31, 2001 and 2000, the nine-month periods ended December 31, 2000 and 1999 and the fiscal year ended March 31, 2000.

	Year Ended December 31,		Nine-Month Period Ended December 31,		Fiscal Year Ended March 31,
(dollars in thousands)	2001	2000	2000	1999	2000
		(unaudited)		(unaudited)	
Revenue	$523,820	$418,773	$307,730	$305,777	$416,820
Gross Margin	103,141	70,548	53,071	54,165	71,642
Gross Margin %	20%	17%	17%	18%	17%
Net Income	33,109	14,952	11,313	13,145	16,784

Information on our business segments is shown in Note 6 of the Notes to Consolidated Financial Statements included in this annual report.

Offshore Oil and Gas. The table below sets out revenue and profitability for our Offshore Oil and Gas business for the years ended December 31, 2001 and 2000, the nine-month periods ended December 31, 2000 and 1999 and the fiscal year ended March 31, 2000.

	Year Ended December 31,		Nine-Month Period Ended December 31,		Fiscal Year Ended March 31,
(dollars in thousands)	2001	2000	2000	1999	2000
		(unaudited)		(unaudited)	
Remotely Operated Vehicles					
Revenue	$153,929	$100,985	$78,953	$72,585	$94,617
Gross Margin	43,690	25,905	19,879	16,806	22,832
Gross Margin %	28%	26%	25%	23%	24%
Operating Income	32,784	16,525	12,316	9,855	14,064
Operating Income %	21%	16%	16%	14%	15%
Subsea Products					
Revenue	125,608	92,165	65,771	43,350	69,744
Gross Margin	18,330	10,741	7,647	5,690	8,784
Gross Margin %	15%	12%	12%	13%	13%
Operating Income	7,243	2,334	1,225	390	1,499
Operating Income %	6%	3%	2%	1%	2%

Mobile Offshore Production Systems					
Revenue	39,154	21,653	15,788	18,118	23,983
Gross Margin	11,357	7,962	5,774	6,048	8,236
Gross Margin %	29%	37%	37%	33%	34%
Operating Income	8,552	6,303	4,271	5,597	7,629
Operating Income %	22%	29%	27%	31%	32%
Other Services					
Revenue	102,250	93,291	65,206	77,420	105,505
Gross Margin	12,472	7,892	7,732	11,231	11,391
Gross Margin %	12%	8%	12%	15%	11%
Operating Income (Loss)	3,543	(4,668)	(636)	863	(3,169)
Operating Income (Loss) %	3%	(5)%	(1)%	1%	(3)%
Total Offshore Oil and Gas					
Revenue	$420,941	$308,094	$225,718	$211,473	$293,849
Gross Margin	85,849	52,500	41,032	39,775	51,243
Gross Margin %	20%	17%	18%	19%	17%
Operating Income	52,122	20,494	17,176	16,705	20,023
Operating Income %	12%	7%	8%	8%	7%

In response to (1) continued increasing demand to support deepwater drilling and (2) identified future construction and production maintenance work, we extended our ROV fleet expansion program in 1997 by announcing plans for additional new ROVs. These new vehicles are designed for use around the world in water depths to 10,000 feet and in severe weather conditions. We have added over 50 ROVs to our fleet during the last several years and we plan to add additional vehicles at a rate dependent on market demand.

In the past few years, we have sold or exchanged our foreign diving-related assets, which were part of our Other Services segment, to concentrate on our other deepwater services and products which have potential for higher margins:

- In April 1997, we sold our North Sea diving assets, including a diving support vessel;
- In fiscal 2000, we sold our West Africa diving and related vessel assets; and
- In September 2000, we exchanged our Asia, Australia and Middle East diving assets, including a diving support vessel, for 11 ROVs.

For the year ended December 31, 2001, ROV revenue was 52% higher than the prior year. Gross margin rose 69% and gross margin percentage rose 2%. These improvements were the result of an increase in average fleet size of 20% and an increase in utilization from 66% to 76%. In the nine-month period ended December 31, 2000, ROV revenue was 9% higher than the comparable nine-month period of the prior year. Gross margin percentage rose 2%. These increases were the result of more ROVs available for service and an increase in ROV utilization from 63% to 67%. We anticipate ROV utilization and margins to slightly decrease in 2002, particularly in the Gulf of Mexico during the first half of the year, due to an expected reduction in drill support service demand onboard floating drilling rigs.

Subsea Products revenue was 36% higher for the year ended December 31, 2001 than the prior year. Gross margin was 71% higher and gross margin percentage rose 3%. The increased revenue was attributable to the production of orders which had been delayed in Brazil and to increased production from our U.K. plant, which in 2000 had difficulties in completing its initial steel-tube umbilical order. Margins and margin percentage were higher as a result of improved pricing. Subsea Products revenue was 52% higher for the nine-month period ended December 31, 2000 than the comparable period of the prior year. This increase was primarily due to (1) increased demand in Brazil and the U.S., as oil and gas companies proceeded with offshore capital projects which had been delayed, and (2) a large steel tube umbilical order in the U.K. While total gross margin was $2.0 million higher, margin percentages were relatively flat, as increased profitability in Brazil and the U.S. was offset by the large steel tube umbilical order in our U.K. plant, which earned a low margin. We anticipate improved Subsea Product results in 2002 from higher margins on existing backlog supplemented by additional orders for international markets.

Mobile Offshore Production Systems revenue was up 81% for the year ended December 31, 2001 as compared to the prior year, primarily from placement of the *Ocean Legend* into service in May 2001. At December 31, 2001, we had not recorded $2.3 million of billed revenue questioned by our customer under the *Ocean Legend* contract. While we feel that we are entitled to the revenue under the terms of the contract, we have not recorded it pending the outcome of negotiations with our customer. Gross margin was up 43%, but gross margin percentage was down 8%. Gross margin in 2001 included an additional $1.5 million writedown of the out-of-service tanker *Ocean Venture,* which we are holding for disposition or for possible conversion. We recorded the additional writedown as a result of lower scrap steel prices than in 2000, when we had previously written down the vessel by $2.5 million as explained below. Mobile Offshore Production Systems revenue was down 13% for the nine-month period ended December 31, 2000 from the comparable period of the prior year, as production-based revenue from the *Ocean Producer* was lower due to declining production levels and we had lower project management and engineering service revenue from lower demand. In the fourth quarter of 2001, the *Ocean Producer* began operations under a seven-year contract to produce from another property in the area and we expect to earn higher margins on the new contract than those attained during the last two years of the prior contract. Gross margin percentage in the nine-month period ended December 31, 2000 was higher than in the corresponding period of the prior year due to $4.3 million of gains on the sales of two out-of-service semisubmersible rigs. In addition, we wrote down the carrying value of the *Ocean Venture* by $2.5 million in the nine-month period ended December 31, 2000, as our assessment of the market it was targeted for, conversion into production service, had changed. This tanker is not of the size prevalently in demand in the current market and there have been few opportunities to bid the vessel. We anticipate improved Mobile Offshore Production Systems results in 2002 with a full year of *Ocean Legend* and *Ocean Producer* operations under their long-term contracts.

Other Services revenue increased 10% for the year ended December 31, 2001 over the prior year. Gross margin was 58% higher and gross margin percentage was 4% higher. Revenue was higher in 2001 from a full year of service from the multiservice vessel *Ocean Intervention II,* which was placed into service in the third quarter of 2000. As a result, we had more subsea tie-back contracts in the Gulf of Mexico in 2001. Margin percentage was higher as 2000 included losses from two large fixed-price jobs in India. Other Services revenue was 16% lower in the nine-month period ended December 31, 2000 than the comparable period of the prior year. The lower revenue reflects our dispositions of (1) our West Africa diving operations in fiscal 2000 and (2) our Asia, Australia and Middle East diving operations in September 2000, along with more competitive conditions resulting from lower capital expenditures by our oilfield customers. Gross margin was lower due to lower vessel utilization and related services in the Gulf of Mexico. The net operating loss was attributed to the two large fixed-price jobs in India mentioned above. We anticipate lower Other Services results in 2002 from further market deterioration due to announced reductions in capital spending plans by oil and gas companies operating in the Gulf of Mexico. We are hopeful that, by the second half of 2002, demand for these services will recover.

Advanced Technologies. The table below sets out revenue and profitability for this segment for the years ended December 31, 2001 and 2000, the nine-month periods ended December 31, 2000 and 1999 and the fiscal year ended March 31, 2000.

	Year Ended December 31,		Nine-Month Period Ended December 31,		Fiscal Year Ended March 31,
(dollars in thousands)	2001	2000	2000	1999	2000
		(unaudited)		(unaudited)	
Revenue	$102,879	$110,679	$82,012	$94,304	$122,971
Gross Margin	17,292	18,048	12,039	14,390	20,399
Gross Margin %	17%	16%	15%	15%	17%
Operating Income	7,286	8,965	5,035	8,346	12,276
Operating Income %	7%	8%	6%	9%	10%

Advanced Technologies revenue and gross margin were slightly lower in 2001 as compared to 2000 as a result of lower telecommunications subsea cable field support operations. Revenue was 13% lower in the nine-month period ended December 31, 2000 than the comparable period of the prior year as the prior period included a large outfall job in Southeast Asia, which was performed using resources associated with our Other Services segment. These resources were part of those we exchanged in September 2000 for ROVs. Gross margin was lower as the December 2000 period included provisions totaling $1.8 million relating to operations of a division we no longer own. We anticipate similar results from Advanced Technologies in the next year, contingent on (1) the level of government funding for NASA and U.S. Navy programs in which we currently participate or are pursuing and (2) our ability to obtain contracts for the design and manufacture of animated figures for theme parks.

Other. General and administrative expenses were relatively flat over the periods presented. Interest expense increased over the three-year period as a result of our increased borrowings to fund capital expenditures and repurchases of common stock. Interest expense is net of capitalized interest of $2.0 million for the year ended December 31, 2001, $3.0 million for the nine-month period ended December 31, 2000 and $1.8 million for fiscal 2000.

Our effective tax rate, determined after consideration of valuation allowances and foreign, state and local taxes, was 35%, 36% and 36% for the year ended December 31, 2001, the nine-month period ended December 31, 2000 and for fiscal 2000, respectively.

FINANCIAL INSTRUMENT MARKET RISK.

We are currently exposed to certain market risks arising from transactions we have entered into in the normal course of business. These risks relate to interest rate changes and fluctuations in foreign exchange rates. We do not believe these risks are material. We have not entered into any market risk sensitive instruments for trading purposes. We manage our exposure to interest rate changes through the use of a combination of fixed and floating rate debt and an interest rate hedge. See Note 3 of Notes to Consolidated Financial Statements included in this annual report for a description of our long-term debt agreements, interest rates and maturities. We believe that significant interest rate changes will not have a material near-term impact on our future earnings or cash flows. We manage our exposure to changes in foreign exchange rates primarily through arranging compensation in U.S. dollars or freely convertible currency and, to the extent possible, by limiting compensation received in other currencies to amounts necessary to meet obligations denominated in those currencies. We will sometimes hedge foreign currency receivables with short-term hedges. We believe that a significant fluctuation in the foreign exchange rates would not have a material near-term effect on our future earnings or cash flows.

INDEX TO FINANCIAL STATEMENTS

Index to Financial Statements

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Oceaneering International, Inc.:

We have audited the accompanying consolidated balance sheets of Oceaneering International, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for the year ended December 31, 2001, the nine-month period ended December 31, 2000 and for the fiscal year ended March 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oceaneering International, Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for the year ended December 31, 2001, the nine-month period ended December 31, 2000 and the fiscal year ended March 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Houston, Texas
February 13, 2002

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 10,474	$ 9,911
Accounts receivable, net of allowances for doubtful accounts of $1,349 and $510	128,559	80,857
Revenue in excess of amounts billed	25,805	26,560
Prepaid expenses and other	40,380	35,076
Total current assets	205,218	152,404
Property and Equipment, at cost:		
Marine services equipment	340,114	313,853
Mobile offshore production equipment, including construction in progress of $83,321 in 2000	142,186	124,785
Manufacturing facilities	45,335	41,024
Other	46,103	43,723
	573,738	523,385
Less accumulated depreciation	231,402	187,025
Net property and equipment	342,336	336,360
Other Assets:		
Goodwill, net of accumulated amortization of $9,221 and $7,526	13,884	11,493
Other	18,173	15,260
Total Assets	$579,611	$515,517
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 28,902	$ 25,076
Accrued liabilities	74,193	60,139
Income taxes payable	10,739	8,736
Current portion of long-term debt	--	73
Total current liabilities	113,834	94,024
Long-term Debt, net of current portion	170,000	180,000
Other Long-term Liabilities	44,344	34,599
Commitments and Contingencies		
Shareholders' Equity:		
Common Stock, par value $0.25 per share; 90,000,000 shares authorized; 24,017,046 shares issued	6,004	6,004
Additional paid-in capital	84,105	78,945
Treasury stock; 249,872 and 979,285 shares at cost	(3,353)	(13,123)
Retained earnings	184,915	151,806
Other comprehensive income	(20,238)	(16,738)
Total shareholders' equity	251,433	206,894
Total Liabilities and Shareholders' Equity	$579,611	$515,517

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Year Ended December 31, 2001	Year Ended December 31, 2000	Nine-Month Period Ended December 31, 2000	Fiscal Year Ended March 31, 2000
		(unaudited)		
Revenue	$523,820	$418,773	$307,730	$416,820
Cost of Services and Products	420,679	348,225	254,659	345,178
Gross margin	103,141	70,548	53,071	71,642
Selling, General and Administrative Expense	43,733	41,089	30,860	39,343
Income from operations	59,408	29,459	22,211	32,299
Interest Income	491	497	386	533
Interest Expense, net of amounts capitalized	(9,928)	(7,104)	(5,629)	(5,936)
Other Income (Expense), Net	614	(207)	122	(330)
Minority Interests	352	717	586	(341)
Income before income taxes	50,937	23,362	17,676	26,225
Provision for Income Taxes	(17,828)	(8,410)	(6,363)	(9,441)
Net Income	$ 33,109	$ 14,952	$ 11,313	$ 16,784
Basic Earnings per Share	$1.41	$0.65	$0.49	$0.74
Diluted Earnings per Share	$1.38	$0.64	$0.49	$0.73
Weighted average number of common shares	23,473	22,895	22,935	22,757
Incremental shares from stock options	442	293	291	279
Weighted average number of common shares and equivalents	23,915	23,188	23,226	23,036

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2001	Year Ended December 31, 2000 (unaudited)	Nine-Month Period Ended December 31, 2000	Fiscal Year Ended March 31, 2000
Cash Flows from Operating Activities:				
Net income	$33,109	$14,952	$ 11,313	$16,784
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	47,906	39,748	30,664	33,948
Currency translation adjustments and other	1,767	(720)	(46)	1,582
Increase (decrease) in cash from:				
Accounts receivable and revenue in excess of amounts billed, net	(46,947)	3,073	11,155	(14,734)
Prepaid expenses and other current assets	(9,876)	(6,192)	(8,029)	(2,131)
Other assets	4,809	(5,012)	(3,036)	(2,922)
Accounts payable	3,826	1,579	(9,517)	11,112
Accrued liabilities	14,054	(1,352)	6,494	(962)
Income taxes payable	7,639	(1,534)	1,595	(2,801)
Other long-term liabilities	3,553	11,190	278	13,192
Total adjustments to net income	26,731	40,780	29,558	36,284
Net Cash Provided by Operating Activities	59,840	55,732	40,871	53,068
Cash Flows from Investing Activities:				
Purchases of property and equipment	(57,661)	(138,662)	(101,641)	(80,758)
Dispositions of property and equipment	116	12,188	8,122	5,309
Increase in other assets	(2,415)	(2,827)	(2,884)	(593)
Net Cash Used in Investing Activities	(59,960)	(129,301)	(96,403)	(76,042)
Cash Flows from Financing Activities:				
Net proceeds (payments) on revolving credit, term loan and other long-term debt	(10,073)	69,395	51,748	27,419
Proceeds from issuance of common stock	10,897	3,735	2,694	6,246
Purchases of treasury stock	(141)	(754)	--	(8,057)
Net Cash Provided by Financing Activities	683	72,376	54,442	25,608
Net Increase (Decrease) in Cash and Cash Equivalents	563	(1,193)	(1,090)	2,634
Cash and Cash Equivalents – Beginning of Period	9,911	11,104	11,001	8,367
Cash and Cash Equivalents – End of Period	$10,474	$ 9,911	$ 9,911	$ 11,001

The accompanying Notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)	Common Stock Issued Shares	Common Stock Issued Amounts	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Other Comprehensive Income	Total
Balance, March 31, 1999	24,017	$ 6,004	$82,421	$(22,803)	$123,709	$ (9,892)	$179,439
Comprehensive Income:							
Net Income	--	--	--	--	16,784	--	16,784
Translation adjustments	--	--	--	--	--	(2,827)	(2,827)
Total Comprehensive Income	--	--	--	--	16,784	(2,827)	13,957
Restricted stock issued	--	--	(8,165)	8,165	--	--	--
Stock options exercised	--	--	461	4,233	--	--	4,694
Restricted stock plan compensation expense	--	--	3,255	--	--	--	3,255
Treasury stock purchases	--	--	--	(8,057)	--	--	(8,057)
Treasury stock issued to company benefit plan, at average cost	--	--	--	2,412	--	--	2,412
Balance, March 31, 2000	24,017	6,004	77,972	(16,050)	140,493	(12,719)	195,700
Comprehensive Income:							
Net Income	--	--	--	--	11,313	--	11,313
Translation adjustments	--	--	--	--	--	(4,019)	(4,019)
Total Comprehensive Income	--	--	--	--	11,313	(4,019)	7,294
Restricted stock issued	--	--	(175)	175	--	--	--
Stock options exercised	--	--	39	880	--	--	919
Restricted stock plan compensation expense	--	--	1,109	--	--	--	1,109
Treasury stock issued to company benefit plan, at average cost	--	--	--	1,872	--	--	1,872
Balance, December 31, 2000	24,017	6,004	78,945	(13,123)	151,806	(16,738)	206,894
Comprehensive Income:							
Net Income	--	--	--	--	33,109	--	33,109
Change in fair value of interest rate hedge		--	--	--	--	64	64
Translation adjustments	--	--	--	--	--	(3,564)	(3,564)
Total Comprehensive Income	--	--	--	--	33,109	(3,500)	29,609
Restricted stock issued	--	--	786	(786)	--	--	--
Stock options exercised	--	--	1,945	8,271	--	--	10,216
Restricted stock plan compensation expense	--	--	2,429	--	--	--	2,429
Treasury stock purchases	--	--	--	(141)	--	--	(141)
Treasury stock issued to company benefit plan, at average cost	--	--	--	2,426	--	--	2,426
Balance, December 31, 2001	24,017	$ 6,004	$84,105	$(3,353)	$184,915	$(20,238)	$251,433

The accompanying Notes are an integral part of these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF MAJOR ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Oceaneering International, Inc. and its 50% or more owned and controlled subsidiaries. Oceaneering accounts for its investments in unconsolidated affiliated companies under the equity method. All significant intercompany accounts and transactions have been eliminated. As used in these notes, references to "Oceaneering" mean Oceaneering International, Inc. and its 50% or more owned and controlled subsidiaries.

Effective November 1, 2000, Oceaneering's Board of Directors approved the change of its year end to December 31 from March 31. The accompanying financial statements for the year ended December 31, 2000 are presented for comparative purposes and are unaudited. Management has reflected all adjustments that it believes are necessary to present fairly Oceaneering's results of operations and cash flows for that unaudited period. All such adjustments are of a normal recurring nature.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less from the date of the investment.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,	
(in thousands)	2001	2000
Spare parts for remotely operated vehicles	$14,316	$10,568
Inventories, primarily raw materials	9,385	8,848
Deferred taxes	10,359	8,057
Other	6,320	7,603
Total	$40,380	$35,076

Inventory is priced at lower of cost or market. Oceaneering determines cost using the weighted-average method.

Property and Equipment and Goodwill

Oceaneering provides for depreciation of property and equipment primarily on the straight-line method over estimated useful lives of three to 20 years for marine services equipment, up to 12 years for mobile offshore production equipment and three to 25 years for buildings, improvements and other equipment. Goodwill arising from business acquisitions made before June 30, 2001 was amortized on the straight-line method over 15 years.

The costs of repair and maintenance of property and equipment are charged to operations as incurred, while the costs of improvements are capitalized. Oceaneering accrues in advance for anticipated drydocking expenses of its larger vessels. Accrued drydock costs, which are included in accrued liabilities on the balance sheets, were $3.6 million and $3.2 million at December 31, 2001 and 2000, respectively. Interest is capitalized on assets where the construction period is anticipated to be more than three months. Oceaneering does not allocate general administrative costs to capital projects. Upon the disposition of property and equipment, the related cost and accumulated depreciation accounts are relieved and the resulting gain or loss is included as an adjustment to cost of services and products.

During the nine-month period ended December 31, 2000, Oceaneering exchanged its diving-related assets, including a vessel, in Asia, Australia and the Middle East for 11 remotely operated vehicles. The assets acquired were recorded at their fair market value and the transaction did not result in a material gain or loss to Oceaneering.

Management periodically, and upon the occurrence of a triggering event, reviews the realizability of goodwill and other long-term assets and makes any appropriate impairment adjustments and disclosures. During the year ended December 31, 2001 and the nine-month period ended December 31, 2000, Oceaneering recorded impairment adjustments of $1.5 million and $2.5 million, respectively, in the form of additional depreciation included in Cost of Services and Products within the Mobile Offshore Production Systems business segment. These adjustments decreased the carrying value of an out-of-service tanker to its estimated scrap value. During the year ended December 31, 2001, Oceaneering also recorded an impairment adjustment of $600,000 in the form of additional depreciation included in the Cost of Services and Products within the Other Services business segment. This adjustment decreased the carrying value of a crane barge held for sale to its estimated market value. No other impairment adjustments were made during the periods presented.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for under the purchase method. SFAS No. 141 also establishes criteria for the separate recognition of intangible assets acquired in a business combination. The adoption of SFAS No. 141 will have no effect on our consolidated financial position or results of operations. SFAS No. 142 requires for 2002 that goodwill no longer be amortized to earnings, but instead be subject to periodic testing for impairment. In addition, goodwill for acquisitions after June 30, 2001 is not amortized. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 and the non-amortization provisions are effective for acquisitions taking place after June 30, 2001. For the year ended December 31, 2001, Oceaneering amortized $1,696,000 of goodwill. Oceaneering also made an acquisition in the third quarter of 2001 which generated $3,259,000 of goodwill which, in accordance with the provisions of SFAS No. 142, was not amortized. We are reviewing the effect SFAS No. 142 will have on our consolidated financial position and results of operations and, other than ceasing goodwill amortization effective January 1, 2002, we do not presently anticipate that SFAS No. 142 will have a significant impact on our consolidated financial position or results of operations.

Revenue Recognition

Oceaneering's revenue is primarily derived from billings under contracts that provide for specific time, material and equipment charges, which are accrued daily and billed periodically, ranging from weekly to monthly. Significant lump-sum contracts, particularly in the Subsea Products segment, are accounted for using the percentage-of-completion method. Under this method, we measure the extent of progress toward completion based on physical progress. Revenue in Excess of Amounts Billed relates to recoverable costs and accrued profits on contracts in process. Billings in Excess of Revenue Recognized on uncompleted contracts are classified in accrued liabilities. Revenue on contracts with a substantial element of research and development is recognized to the extent of cost until such time as the probable final profitability can be determined. Anticipated losses on contracts, if any, are recorded in the period that such losses are first determinable. Oceaneering believes its revenue recognition accounting policies comply with SEC Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements."

Revenue in Excess of Amounts Billed is summarized as follows:

(in thousands)	December 31, 2001	December 31, 2000
Revenues recognized on uncompleted contracts	$157,858	$117,177
Less: Billings of customers	(132,053)	(90,617)
Revenue in excess of amounts billed	$ 25,805	$ 26,560

Billings in Excess of Revenue Recognized are summarized as follows:

(in thousands)	December 31, 2001	December 31, 2000
Amounts billed to customers	$26,745	$8,269
Less: Revenues recognized	(23,752)	(5,356)
Billings in excess of revenue recognized	$ 2,993	$ 2,913

Income Taxes

Oceaneering provides income taxes at appropriate tax rates in accordance with its interpretation of the respective tax laws and regulations after review and consultation with its internal tax department, tax advisors and, in some cases, legal counsel in various jurisdictions. Deferred income taxes are provided for temporary differences in the recognition of income and expense for financial and tax reporting purposes. Oceaneering's policy is to provide for deferred U.S. income taxes on repatriated foreign income only to the extent such income is not to be invested indefinitely in the related foreign entity.

Foreign Currency Translation

The functional currency for several of Oceaneering's foreign subsidiaries is the applicable local currency. Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date and the resulting translation adjustments are accumulated as a component of shareholders' equity. All foreign currency transaction gains and losses are recognized currently in the Consolidated Statements of Income.

Earnings Per Share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares and the weighted average number of common shares plus common share equivalents, respectively. The weighted average number of common shares and equivalents for 2001 exclude an average of 667,000 stock options which were antidilutive.

Other Long-term Liabilities

At December 31, 2001 and 2000, other long-term liabilities include $10.0 million and $9.1 million, respectively, for self-insurance reserves not expected to be paid out in the following year and $28.5 million and $22.0 million, respectively, for deferred income taxes.

Financial Instruments

Oceaneering recognizes all derivative instruments as either assets or liabilities in the balance sheet and measures those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

Reclassifications

Certain amounts from prior periods have been reclassified to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

2. INCOME TAXES

Oceaneering and its domestic subsidiaries, including acquired companies from their respective dates of acquisition, file a consolidated U.S. federal income tax return. Oceaneering conducts its international operations in a number of locations that have varying laws and regulations with regard to income and other taxes, some of which are subject to interpretation. Management believes that adequate provisions have been made for all taxes that will ultimately be payable. On a geographic basis, income before minority interests and income taxes attributable to the United States was $5.4 million, $6.7 million and $10.5 million for the year ended December 31, 2001, the nine-month period ended December 31, 2000 and the fiscal year ended March 31, 2000, respectively.

The provisions for income taxes were as follows:

(in thousands)	Year Ended December 31, 2001	Nine-Month Period Ended December 31, 2000	Fiscal Year Ended March 31, 2000
U.S. federal and state	$ 9,764	$ 1,671	$ 4,988
Foreign	8,064	4,692	4,453
Total provision	$17,828	$ 6,363	$ 9,441
Current	$13,623	$ 6,375	$ 2,135
Deferred	4,205	(12)	7,306
Total provision	$17,828	$ 6,363	$ 9,441
Cash taxes paid	$10,320	$ 4,538	$ 7,906

During the nine-month period ended December 31, 2000, Oceaneering also received a cash tax refund of $4,353,000.

As of December 31, 2001, Oceaneering's Brazil subsidiary had net operating loss carryforwards ("NOLs") of approximately $9 million, which are available to reduce future Brazil income taxes that would otherwise be payable.

As of December 31, 2001 and 2000, Oceaneering's worldwide deferred tax assets and liabilities were as follows:

(in thousands)	December 31, 2001	December 31, 2000
Current deferred tax assets	$10,359	$ 8,057
Gross deferred tax assets – long-term	$ 3,216	$ 5,612
Valuation allowance	(3,150)	(5,600)
Net deferred tax assets – long-term	$ 66	$ 12
Deferred tax liabilities	$28,517	$21,956

Oceaneering's gross deferred tax assets consist primarily of NOLs in its Brazilian subsidiary, which have no expiration date, and insurance claim reserves for which a tax deduction has not yet been allowed. Deferred tax liabilities consist primarily of depreciation and amortization book/tax differences and provisions for income of foreign subsidiaries expected to be repatriated.

Oceaneering has established a valuation allowance for deferred tax assets after taking into account factors that are likely to affect Oceaneering's ability to utilize the tax assets. In particular, Oceaneering conducts its business through several foreign subsidiaries and, although Oceaneering expects its consolidated operations to be profitable, there is no assurance that profits will be earned in entities or jurisdictions that have NOLs available. Changes in the valuation allowance primarily relate to the expected utilization of foreign NOLs and realization of foreign tax credits. Income taxes, computed by applying the federal statutory income tax rate of 35% to income before income taxes and minority interests, are reconciled to the actual provisions for income taxes as follows:

(in thousands)	Year Ended December 31, 2001	Nine-Month Period Ended December 31, 2000	Fiscal Year Ended March 31, 2000
Computed U.S. statutory expense	$17,705	$ 5,981	$ 9,298
Change in valuation allowances	(2,450)	1,224	(6,008)
Withholding taxes and foreign earnings taxed at rates different from U.S. statutory rates	2,319	1,066	3,375
State and local taxes and other, net	254	(1,908)	2,776
Total provision for income taxes	$17,828	$ 6,363	$ 9,441

3. DEBT

Long-term Debt consisted of the following:

(in thousands)	December 31, 2001	December 31, 2000
6.72% Senior Notes	$100,000	$100,000
Revolving credit facility	23,000	65,000
Term loan agreement	47,000	15,000
Capital lease	--	73
Long-term Debt	170,000	180,073
Current portion	--	(73)
Long-term Debt, net of current portion	$170,000	$180,000

Oceaneering has $100 million aggregate principal amount of 6.72% Senior Notes outstanding and scheduled to be paid in five equal annual installments beginning September 2006.

Oceaneering has an $80 million revolving credit facility (the "Credit Agreement"). There is a commitment fee ranging from .20% to .25% per annum, depending on Oceaneering's debt-to-capitalization ratio, on the unused portion of the banks' commitments. Principal maturity is in October 2003. Under the Credit Agreement, Oceaneering has the option to borrow dollars at the London Interbank Offered Rate ("LIBOR") plus a margin ranging from .50% to 1.00%, depending on Oceaneering's debt-to-capitalization ratio, or at the agent bank's prime rate. The weighted average interest rate for borrowings under the Credit Agreement was 2.56% at December 31, 2001.

In March 2000, Oceaneering entered into a four-year, $50 million term loan agreement (the "Term Loan"). Borrowings under the Term Loan were made until March 2001 and principal repayments commenced in October 2001 with final maturity in April 2004. There are no further borrowings available and no commitment fees on the Term Loan. Under the Term Loan, Oceaneering pays interest at LIBOR plus a margin ranging from .75% to 1.25%, depending on Oceaneering's debt-to-capitalization ratio. The weighted average interest rate for borrowings under the Term Loan was 3.21% at December 31, 2001. At December 31, 2001, Oceaneering had an interest rate hedge in place that effectively fixed LIBOR at 3.24% for the remainder of the Term Loan.

Scheduled maturities of Long-term Debt outstanding as of December 31, 2001 were as follows:

(in thousands)	6.72% Notes	Credit Agreement	Term Loan	Total
2002	$ --	$ --	$12,000	$ 12,000
2003	--	23,000	12,000	35,000
2004	--	--	23,000	23,000
2005	--	--	--	--
2006	20,000	--	--	20,000
Thereafter	80,000	--	--	80,000
Total	$100,000	$23,000	$47,000	$170,000

Maturities in 2002 are not classified as current as of December 31, 2001 since Oceaneering can extend the maturity by re-borrowing under the Credit Agreement with a maturity date after one year.

All of these credit arrangements contain similar restrictive covenants as to minimum net worth, debt-to-capitalization ratio, fixed charge coverage, interest coverage and restricted payments. Restricted payments, which include dividends and treasury stock purchases, are limited from April 1, 1998, on a net basis, to the sum of $25 million plus 50% of Oceaneering's consolidated net income after April 1, 1998, plus cash proceeds from any sales of common stock.

Cash interest payments of $12.0 million, $6.7 million and $7.7 million were made in the year ended December 31, 2001, the nine-month period ended December 31, 2000 and the fiscal year ended March 31, 2000, respectively. Interest charges of $2.0 million, $3.0 million and $1.8 million were capitalized as part of construction in progress in the year ended December 31, 2001, the nine-month period ended December 31, 2000 and the fiscal year ended March 31, 2000, respectively.

4. EMPLOYEE BENEFIT PLANS AND SHAREHOLDER RIGHTS PLAN

Retirement Investment Plans

Oceaneering has three separate employee retirement investment plans which, taken together, cover most of its full-time employees. The Oceaneering Retirement Investment Plan is a 401(k) plan in which domestic employees may participate by deferring a portion of their gross monthly salary and directing Oceaneering to contribute the deferred amount to the plan. Oceaneering matches a portion of the employees' deferred compensation. Oceaneering's contributions to the plan were $3,679,000, $3,220,000 and $2,867,000 for the plan years ended December 31, 2001, 2000 and 1999, respectively.

The second plan is the Oceaneering International Services Pension Scheme for employees in the United Kingdom. Under this plan, employees may contribute a portion of their gross monthly salary. Oceaneering also contributes an amount equal to a portion of the participant's gross monthly salary. The plan assets exceed vested benefits and are not material to the assets of Oceaneering. Company contributions to this plan for the year ended December 31, 2001, the nine-month period ended December 31, 2000 and the fiscal year ended March 31, 2000 were $207,000, $41,000 and $32,000, respectively.

The third plan is the Oceaneering International, Inc. Supplemental Executive Retirement Plan, which covers selected key management employees and executives of Oceaneering as approved by the Compensation Committee of Oceaneering's Board of Directors (the "Compensation Committee"). Under the plan, Oceaneering accrues an amount determined as a percentage of the participant's gross monthly salary and the amounts accrued are treated as if they are invested in one or more investment vehicles pursuant to this plan. Expenses related to this plan during the year ended December 31, 2001, the nine-month period ended December 31, 2000 and the fiscal year ended March 31, 2000 were $2,134,000, $921,000 and $972,000, respectively.

Incentive and Stock Option Plans

Under the 1996 and 1999 Incentive Plans and the 2000 Non-Executive Incentive Plan (the "Incentive Plans"), totals of 1,165,000, 1,450,000 and 1,000,000 shares of common stock of Oceaneering, respectively, were made available for awards to employees and other persons (excluding nonemployee directors except with respect to automatic grants as described below and, with respect to the 2000 Non-Executive Incentive Plan, excluding executive officers) having an important business relationship or affiliation with Oceaneering. Under the 1999 Incentive Plan, each director of Oceaneering is automatically granted an option to purchase 10,000 shares of common stock on the date the director becomes a nonemployee director and each year thereafter at an exercise price per share equal to the fair market value of a share of common stock on the date the option was granted. These options granted to nonemployee directors become fully exercisable six months following the date of grant.

The Incentive Plans are administered by the Compensation Committee, which determines the type or types of award(s) to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. The Compensation Committee may grant stock options, stock appreciation rights and stock and cash awards. The exercise price for each option is not less than the fair market value of the optioned shares at the date of grant. Options outstanding vest over a three- or four-year period and are exercisable over a period of four, five or ten years after the date of grant or five years after the date of vesting.

Oceaneering recognizes no compensation cost for stock options it issues unless options are granted at an option price below the fair market value of the stock at the date of the grant. Had compensation cost for these stock options been determined based on fair value, Oceaneering's pro forma net income for the year ended December 31, 2001, the nine-month period ended December 31, 2000 and for fiscal 2000 would have been $29,302,000, $9,137,000 and $15,442,000, respectively, and its diluted earnings per share for those periods would have been $1.23, $0.39 and $0.67, respectively.

Information regarding these option plans is as follows:

	Shares under Option	Weighted Average Exercise Price
Balance at March 31, 1999	1,685,170	$ 13.37
Granted	384,000	16.88
Exercised	(319,760)	12.48
Forfeited	(45,280)	14.12
Balance at March 31, 2000	1,704,130	14.31
Granted	803,800	14.57
Exercised	(66,035)	12.51
Forfeited	(93,620)	15.47
Balance at December 31, 2000	2,348,275	14.40
Granted	748,400	23.57
Exercised	(620,685)	13.74
Forfeited	(141,330)	17.19
Balance at December 31, 2001	2,334,660	$ 17.35

The weighted average fair value of options granted in the year ended December 31, 2001, the nine-month period ended December 31, 2000 and the fiscal year ended March 31, 2000 was $9.98, $7.18 and $8.90, respectively. The fair value of the stock options granted was estimated on the date of grant using the Black-Scholes option pricing model, with the following assumptions:

(in thousands)	Year Ended December 31, 2001	Nine-Month Period Ended December 31, 2000	Fiscal Year Ended March 31, 2000
Risk-free interest rate	4.69%	6.13%	5.87%
Expected dividend yield	0%	0%	0%
Expected life	3.0 years	4.5 years	6.0 years
Expected volatility	57.09%	51.24%	46.14%

The following table provides information about the options outstanding at December 31, 2001.

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares at December 31, 2001	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Shares at December 31, 2001	Weighted Average Exercise Price
$4.72 – 14.36	403,300	2.07	$10.65	317,525	$10.73
$14.37 – 16.56	988,360	3.37	$15.03	507,160	$15.05
$16.57 – 23.82	943,000	3.71	$22.65	434,250	$21.62

At December 31, 2001, there were 277,450 shares of Oceaneering common stock under these plans available for grant, in the form of stock options, stock appreciation rights or stock awards, subject to no more than 144,150 shares being used for awards other than stock options or stock appreciation rights to employees.

During the nine-month period ended December 31, 2000 and the fiscal year ended March 31, 2000, the Compensation Committee granted restricted common stock of Oceaneering to certain of its key executives. No restricted common stock of Oceaneering was granted in 2001. These grants are subject to earning requirements on the basis of a percentage change between the price of the common stock of Oceaneering versus the average of the common stock price of a peer group of companies over two- and three- year periods, respectively. Up to one-half of the grant made in the nine-month period ended December 31, 2000 and up to one-third of the grants made in the fiscal year ended March 31, 2000 may be earned each year depending on Oceaneering's cumulative common stock performance, with any amount earned subject to vesting in four equal installments over a four-year period, conditional upon continued employment. At the time of each vesting, a participant receives a tax assistance payment for which the participant must reimburse Oceaneering if the vested common stock is sold by the participant within three years after the vesting date. As of December 31, 2001, one-half of the grant made in the nine-month period ended December 31, 2000 had been earned and two-thirds of the grants made in the fiscal year ended March 31, 2000 had been earned. As of December 31, 2001, a total of 533,000 shares of restricted stock was outstanding and unvested under these and former, similar grants, of which 360,000 shares were earned, subject to vesting requirements. The numbers and weighted average grant date fair values of restricted stock granted were 16,000 and $19.87, respectively, during the nine-month period ended December 31, 2000 and 549,000 and $17.06, respectively, during the fiscal year ended March 31, 2000. In June 1999, certain key executives also elected to receive restricted common stock of Oceaneering totaling 42,812 shares with grant date fair values of $16.56 per share, subject to similar vesting requirements and tax assistance payments, in lieu of cash for all or part of their fiscal 1999 bonus awards. Each grantee of shares of restricted stock mentioned in this paragraph is deemed to be the record owner of those shares during the restriction period, with the right to vote and receive any dividends on those shares.

Shareholder Rights Plan

Oceaneering has a Shareholder Rights Plan dated as of November 20, 1992, as amended and restated as of November 16, 2001. One preferred share purchase right exists for each outstanding share of Oceaneering's common stock. The plan will cause substantial dilution to a party that attempts to acquire Oceaneering in a manner or on terms not approved by Oceaneering's Board of Directors. The rights, which do not have voting rights and are not entitled to dividends until such time as they become exercisable, are scheduled to expire in November 2011.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments

At December 31, 2001, Oceaneering occupied several facilities under noncancellable operating leases expiring at various dates through 2023. Future minimum rentals under these leases are as follows:

	(in thousands)
2002	$ 4,617
2003	3,893
2004	3,543
2005	2,794
2006	2,532
Thereafter	8,497
Total Lease Commitments	$25,876

Rental expense, which includes hire of vessels, specialized equipment and real estate rental, was approximately $14 million, $13 million and $22 million for the year ended December 31, 2001, the nine-month period ended December 31, 2000 and the fiscal year ended March 31, 2000, respectively.

Insurance

Oceaneering self-insures for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels it considers financially prudent and carries insurance after it reaches the initial claim levels, which can be by occurrence or in the aggregate. Oceaneering determines the level of accruals by reviewing its historical experience and current year claim activity. It does not record accruals on a present-value basis. Oceaneering reviews each claim with insurance adjusters and establishes specific reserves for all known liabilities. It establishes an additional reserve for incidents incurred but not reported to Oceaneering for each year using management estimates and based on prior experience. Oceaneering's management believes that Oceaneering has established adequate accruals for uninsured expected liabilities arising from those obligations.

Litigation

Various actions and claims are pending against Oceaneering, most of which are covered by insurance. In the opinion of Oceaneering's management, the ultimate liability, if any, that may result from these actions and claims will not materially affect Oceaneering's financial position or results of operations.

Letters of Credit

Oceaneering had $23 million and $17 million in letters of credit outstanding as of December 31, 2001 and 2000, respectively, as guarantees in force for self-insurance requirements and various performance and bid bonds, which are usually for a period of approximately one year or the duration of the applicable contract.

Financial Instruments and Risk Concentration

In the normal course of business, Oceaneering manages risks associated with foreign exchange rates and interest rates through a variety of strategies, including the use of hedging transactions. As a matter of policy, Oceaneering does not use derivative instruments unless there is an underlying exposure. We do not use derivative instruments for trading or speculative purposes.

As of December 31, 2001, Oceaneering had an interest rate hedge in place, which fixed three-month LIBOR at 3.24%, effective January 2, 2002. This applies to the scheduled balance of the Term Loan, and the amount is reduced by the scheduled amortization of the Term Loan.

Other financial instruments that potentially subject Oceaneering to concentrations of credit risk are primarily cash and cash equivalents, long-term bank and other borrowings and accounts receivable. The carrying values of cash and cash equivalents and bank borrowings approximate their fair values due to the short maturity of those instruments or the short-term duration of the associated interest rate periods. Accounts receivable are generated from a broad and diverse group of customers, primarily from within the energy industry, which is Oceaneering's major source of revenue. Oceaneering maintains an allowance for doubtful accounts based on expected collectibility.

Oceaneering estimated the fair value of its $100 million of 6.72% Senior Notes (see Note 3) to be $101 million as of December 31, 2001. This estimate was arrived at by computing the present value of the future principal and interest payments using a yield-to-maturity interest rate for securities of similar quality and term.

Post-Employment Benefit

In November 2001, Oceaneering entered into an agreement with its Chairman and Chief Executive Officer (the "Chairman"). The agreement provides for a specific employment period with Oceaneering through August 15, 2006, followed by a specific service period ending no later than August 15, 2011, during which the Chairman, acting as an independent contractor, has agreed to serve as non-executive Chairman of the Board of Directors of Oceaneering if requested to serve in such capacity by the Board of Directors of Oceaneering. The agreement provides the Chairman with a post-employment benefit of ten years following his services to Oceaneering. The agreement also provides for medical coverage on an after-tax basis to the Chairman, his spouse and children during his employment with Oceaneering, and, under certain circumstances, thereafter for their lives. Oceaneering is recognizing the net present value of the post-employment benefits over the expected service period. If the service period is reduced or terminated, Oceaneering will recognize the previously unaccrued benefits.

6. OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

Business Segment Information

Oceaneering supplies a comprehensive range of integrated technical services to a variety of industries and is one of the world's largest underwater services contractors. Oceaneering's Offshore Oil and Gas business consists of remotely operated vehicles ("ROVs"), Subsea Products, Mobile Offshore Production Systems and Other Services. Oceaneering's Subsea Products segment supplies umbilicals, production control equipment, pipeline repair systems and ROV tooling and work packages. Oceaneering's Other Services segment provides multiservice vessels, oilfield diving, nondestructive inspection and testing and support vessel operations, which are used primarily in inspection, repair and maintenance activities. Oceaneering's Advanced Technologies business provides project management, engineering services and equipment for applications in non-oilfield markets.

The following table presents Revenues, Income (Loss) from Operations and Depreciation and Amortization Expense for the years ended December 31, 2001 and 2000, for the nine-month period ended December 31, 2000 and the fiscal year ended March 31, 2000 by business segment:

(in thousands)	Year Ended December 31, 2001	Year Ended December 31, 2000	Nine-Month Period Ended December 31, 2000	Fiscal Year Ended March 31, 2000
		(unaudited)		
Revenue				
Offshore Oil and Gas				
Remotely Operated Vehicles	$153,929	$100,985	$ 78,953	$ 94,617
Subsea Products	125,608	92,165	65,771	69,744
Mobile Offshore Production Systems	39,154	21,653	15,788	23,983
Other Services	102,250	93,291	65,206	105,505
Total Offshore Oil and Gas	420,941	308,094	225,718	293,849
Advanced Technologies	102,879	110,679	82,012	122,971
Total	$523,820	$418,773	$307,730	$416,820

Income (Loss) from Operations				
Offshore Oil and Gas				
Remotely Operated Vehicles	$ 32,784	$ 16,525	$ 12,316	$ 14,064
Subsea Products	7,243	2,334	1,225	1,499
Mobile Offshore Production Systems	8,552	6,303	4,271	7,629
Other Services	3,543	(4,668)	(636)	(3,169)
Total Offshore Oil and Gas	52,122	20,494	17,176	20,023
Advanced Technologies	7,286	8,965	5,035	12,276
Total	$ 59,408	$ 29,459	$ 22,211	$ 32,299

Depreciation and Amortization Expense				
Offshore Oil and Gas				
Remotely Operated Vehicles	$ 22,611	$ 17,649	$ 13,719	$ 13,827
Subsea Products	5,449	4,525	3,401	4,212
Mobile Offshore Production Systems	8,800	6,534	5,497	4,239
Other Services	8,225	7,965	5,791	7,906
Total Offshore Oil and Gas	45,085	36,673	28,408	30,184
Advanced Technologies	2,821	3,075	2,256	3,764
Total	$ 47,906	$ 39,748	$ 30,664	$ 33,948

The following tables present Assets and Capital Expenditures by business segment as of and for the periods indicated:

	As of December 31,	
(in thousands)	2001	2000
Assets		
Offshore Oil and Gas		
Remotely Operated Vehicles	$169,410	$161,355
Subsea Products	109,522	85,401
Mobile Offshore Production Systems	115,186	107,677
Other Services	93,500	84,110
Total Offshore Oil and Gas	487,618	438,543
Advanced Technologies	50,729	49,555
Other	41,264	27,419
Total	$579,611	$515,517

(in thousands)	Year Ended December 31, 2001	Nine-Month Period Ended December 31, 2000	Fiscal Year Ended March 31, 2000
Capital Expenditures			
Offshore Oil and Gas			
Remotely Operated Vehicles	$23,242	$ 25,293	$ 29,614
Subsea Products	8,506	6,299	4,700
Mobile Offshore Production Systems	19,225	61,972	16,590
Other Services	5,078	7,480	20,320
Total Offshore Oil and Gas	56,051	101,044	71,224
Advanced Technologies	1,610	597	9,534
Total	$57,661	$101,641	$ 80,758

Income (loss) from operations for each business segment is determined before interest income or expense, other income (expense), minority interests and provision for income taxes. An allocation of these items is not considered practical. All assets specifically identified with a particular business segment have been segregated. Cash and cash equivalents, certain prepaid expenses and other current assets, certain investments and other assets have not been allocated to particular business segments.

No individual customer accounted for more than 10% of Oceaneering's consolidated revenue in the year ended December 31, 2001, the nine-month period ended December 31, 2000 or the fiscal year ended March 31, 2000.

Geographic Operating Areas

The following table summarizes certain financial data by geographic area:

(in thousands)	Year Ended December 31, 2001	Nine-Month Period Ended December 31, 2000	Fiscal Year Ended March 31, 2000
Revenue			
United States	$277,550	$165,858	$207,415
Norway	27,671	18,484	26,934
United Kingdom	43,173	20,127	26,504
Australia	23,665	2,325	3,942
Indonesia	8,116	6,389	25,983
Other Asia	23,376	22,585	37,439
Africa	60,200	35,798	49,673
Brazil	40,349	21,061	16,515
Other	19,720	15,103	22,415
Total	$523,820	$307,730	$416,820
Long-Lived Assets	December 31, 2001	December 31, 2000	March 31, 2000
United States	$184,375	$182,881	$205,861
Europe	39,738	50,614	46,614
Africa	26,012	8,736	10,088
Asia	23,225	18,456	22,494
Australia	86,968	83,321	--
Brazil	8,792	14,814	14,738
Total	$369,110	$358,822	$299,795

Revenue is based on location for services and facility location for products.

7. ACCRUED LIABILITIES

Accrued liabilities consisted of the following:

(in thousands)	December 31, 2001	December 31, 2000
Payroll and related costs	$25,230	$18,130
Accrued job costs	28,172	22,415
Self insurance reserves for claims expected to be paid within one year	6,323	5,422
Billings in excess of revenue recognized	2,993	2,913
Other	11,475	11,259
Total Accrued Liabilities	$74,193	$60,139

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)

	Year Ended December 31, 2001				
Quarter Ended	March 31	June 30	Sept. 30	Dec. 31	Total
Revenue	$104,254	$132,223	$141,681	$145,662	$523,820
Gross profit	20,804	24,741	29,045	28,551	103,141
Income from operations	10,288	14,122	18,169	16,829	59,408
Net income	5,204	7,717	10,342	9,846	33,109
Diluted earnings per share	$ 0.22	$ 0.32	$ 0.43	$ 0.41	$ 1.38
Weighted average number of common shares and equivalents	23,650	24,022	23,973	24,013	23,915

	Year Ended December 31, 2000				
Quarter Ended	March 31	June 30	Sept. 30	Dec. 31	Total
Revenue	$111,043	$104,039	$100,464	$103,227	$418,773
Gross profit	17,477	15,373	18,373	19,325	70,548
Income from operations	7,248	5,378	7,980	8,853	29,459
Net income	3,639	2,703	4,112	4,498	14,952
Diluted earnings per share	$ 0.16	$ 0.12	$ 0.18	$ 0.19	$ 0.64
Weighted average number of common shares and equivalents	23,074	23,186	23,221	23,271	23,188

Directors

T. Jay Collins
President and Chief Operating Officer of Oceaneering

Charles B. Evans
Director of ResTech Inc., an oilfield services firm; retired Executive Vice President of Schlumberger Ltd.

David S. Hooker
Chairman of Goshawk Insurance Holdings PLC, a marine insurance group

John R. Huff
Chairman and Chief Executive Officer of Oceaneering

D. Michael Hughes
Owner of Broken Arrow Ranch and affiliated businesses

Harris J. Pappas
President & Shareholder of Pappas Restaurants, Inc., a privately owned restaurant group

Corporate Management

John R. Huff
Chairman and Chief Executive Officer

T. Jay Collins
President and Chief Operating Officer

Marvin J. Migura
Senior Vice President & Chief Financial Officer

George R. Haubenreich, Jr.
Senior Vice President, General Counsel & Secretary

Gregg K. Farris
Vice President Information Technology

John L. Zachary
Controller & Chief Accounting Officer

Robert P. Mingoia
Treasurer

Robert P. Moschetta
Corporate HSE Director

Janet G. Charles
Manager, Human Resources

Offshore Oil and Gas Services and Products

F. Richard Frisbie
Senior Vice President, Deepwater Technology

R. Daniel Jolly, Jr.
Vice President & General Manager, OIE

Bruce T. Garthwaite
Operations Manager

Michael T. Cunningham
Marketing Manager

John F. Peterson
Manager, Business Dev., Deepwater Technology

John N. Charalambides
Manager, Pipeline Repair Systems

Richard W. McCoy, Jr.
Manager, Rapid Prototype Development

Charles I. Davis
LARS Manager

Joseph F. Wadsworth
AUV Manager

Neil Wellam
Manager, Business Development, Projects

Peter A. Moles
Chief Engineer

Drew Trent
Manager, Deepwater Intervention Systems

Robert P. Morrison
Senior Vice President, Manufacturing

Larry A. Braunz
General Manager, U.S.A.

John Marsh
General Manager, U.K.

Jeffrey M. White
General Manager, Brazil

Paul T. Gahm
Director, Sales & Marketing

Lynda L. Morse
Director, Materials Management

Dana C. Weber
Director, Quality Assurance

Fred E. Shumaker
Vice President & General Manager, MOPS

Richard J. Thompson
Operations Manager, MOPS

Jim M. Luke
Managing Director, Oceaneering Australia Pty. Ltd.

John M. Cherry
Country Manager, Angola

Western Region

M. Kevin McEvoy
Senior Vice President

Jerry A. Gauthier
Vice President & General Manager, Americas

John T. Johnson
Senior Vice President

Scott A. Wagner
Vice President & General Manager, ROVs

Robert "Pat" Mannina
Manager, ROVs North America

Norb D. Gorman
Vice President & General Manager, Oilfield Projects

Steven Hall
Manager, Diving

Karl Witherow
Projects Group Manager

Merrick "Buddy" Kerry
Manager, Vessels

J. David Macnamara
Administrative Manager

Wayne P. Verdun
Regional HSE Manager

Clyde Hewlett
Vice President Projects

Max E. Kattner
Manager, Engineering

William K. Clegg
Manager, Subsea Field Development

Charles A. Royce
Vice President, Sales & Marketing

Patrick Matthews
Manager, Survey

Andrew Atkinson
Commercial Manager

Eastern Region

Alexander Westwood
Managing Director

Derek M. Allan
Managing Director, Solus Schall

C. Andre Olivier
Americas Regional Manager

John A. Stevenson
Regional Commercial Manager, Europe/Africa/M.E

James R. Mann
Business Development Manager

Kevin F. Kerins
Managing Director, ROVs & ROV Technical Configuration Management

Patrick Haggerty
ROV Manager, U.K./Africa/M.E.

Erik H. Saestad
ROV Manager, Scandinavia

Harold Roberts
ROV Manager, Asia

Priyo Darmo
Director, Survey

Bernt Aage Lie
Commercial Manager, Scandinavia

Jonathon E. Playford
Commercial Manager, Europe/Africa/M.E.

Advanced Technologies

Ronald L. Welch
Senior Vice President, Space & Thermal Systems

Mark M. Gittleman
Vice President & General Manager, Space Systems

David W. Wallace
General Manger, Thermal Systems

John R. Kreider
Senior Vice President & General Manager, OTECH

Chris A. Klentzman
Vice President & General Manager, Marine Services

Donald W. Welch
Vice President & General Manager, Land Systems

Godik C. Gyldenege
Program Manager, Cable Commercial

Duncan McLean
Manager, Marine Systems

John Hammond
Manager, San Diego Office

Baldo Dielen
General Manager, Smit-Oceaneering Cable Systems L.L.C.

The use in this report of such terms as Oceaneering, Company, group, organization, we, us, our, and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

Corporate Office

Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3011
P.O. Box 40494
Houston, Texas 77240-0494
Telephone: (713) 329-4500
Fax: [illegible]
www.oceaneering.com

Stock Symbol: OII

Stock traded on NYSE
CUSIP Number 675232102
Please direct communications concerning stock transfer requirements or lost certificates to transfer agent.

Transfer Agent and Registrar

Equiserve Trust Company, N.A.
P.O. Box 2500
Jersey City, New Jersey 07303-2500
OII Account Information Telephone: (201) 324-1644

Annual Shareholders' Meeting

Date: [illegible]
Time: [illegible]
Location: Oceaneering International, Inc.
Corporate Office Atrium
11911 FM 529
Houston, Texas 77041

Independent Public Accountants

Arthur Andersen LLP
711 Louisiana Street
Houston, Texas 77002-2786

Counsel

Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002-4995

Form 10-K

The entire Form 10-K, as filed with the Securities and Exchange Commission, may be accessed through the Oceaneering website www.oceaneering.com by selecting "Shareholder Information," then "SEC Financial Reports," then selecting the desired report, or may be obtained by writing to:

George R. Haubenreich, Jr.
Secretary
Oceaneering International, Inc.
P.O. Box 40494
Houston, Texas 77240-0494

Photo and Illustration Credits:

Page 7	Launch and Retrieval - OII Installation Group
Page 7	ROV Installation - OII Installation Group
Page 9	Subsea Installation Illustration - Steve Bergman/Summer Wood
Page 13	*Ocean Intervention II* - Hunter Taylor
Page 13	Atmospheric Diving System - Norb Gorman
Page 15	International Space Station Airlock Toolbox - Mark Snowden
Page 15	Magellan™ 725 - Ron Schmidt

DESIGN: PEGASUS DESIGN, INC. WWW.PEGASUSDESIGN.COM

OCEANEERING®

Engineered Products & Services

Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3011

P.O. Box 40494
Houston, Texas 77240-0494
Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com